Exhibit 99.1

VINCI PARTNERS ANNOUNCES SHARE BUYBACK AND SHARE REPURCHASE PLANS

Rio de Janeiro, June 16, 2022 -- Vinci Partners Investments Ltd. ("Vinci Partners, the “Company," "we," "us," or "our"), the controlling company of a leading alternative investment platform in Brazil, announced today that its board of directors approved a share buyback plan and a share repurchase plan to buy back up to R$60.0 million of the Company's outstanding Class A common shares across both plans. These plans are approved to replace the share repurchase plans approved by our board of directors on May 6, 2021, September 15, 2021 and December 1, 2021, which expired on May 31, 2022.

The plans will commence immediately and will not have specified expiration date (other than when the R$60.0 million buyback limit is reached). Vinci Partners expects to finance the purchases with existing cash balances derived from its Distributable Earnings, which is not expected to have a material impact on capital levels. In making the announcement, Vinci Partners Chief Executive Officer and Director Alessandro Horta stated, "We are committed to delivering shareholder value, and these buyback plan authorizations reflect the board's confidence in our current prospects and long-term growth. We believe these plans represent an opportunity to deploy cash from our results in a way that will benefit our shareholders."

Under the share buyback plan, buybacks may be made from time-to-time in open market and negotiated purchases, effective immediately, in compliance with SEC Rule 10b-18. The specific prices, numbers of shares and timing of purchase transactions will be determined by the Company from time to time in its sole discretion. Under the share repurchase plan, repurchases will be carried out by J.P. Morgan Securities LLC, as agent of the Company, from time-to-time in open market and negotiated purchases, and in compliance with SEC Rule 10b5-1(c)(1)(i)(B). In either case, buybacks are subject to market conditions, available liquidity, cash flow, applicable legal requirements and other factors. The plans do not obligate the Company or any agent to acquire any particular amount of Class A common shares, and may be suspended or discontinued at any time.

The Company had approximately 41,176,729 Class A common shares issued and outstanding as of June 16, 2022.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240